ALSTON&BIRD LLP

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       www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

September 25, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, DC 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed August 28, 2009 File No. 333-153135

Dear Mr. Kluck:

This letter sets forth the responses of our client, Bluerock Enhanced Multifamily Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated September 22, 2009 referring to an amendment filed on August 28, 2009 (“Amendment No. 4”) to the Registration Statement on Form S-11 as filed with the Commission on August 22, 2008 (the “Registration Statement”). The Issuer has today filed a fifth amendment to the Registration Statement via EDGAR (“Amendment No. 5”). For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 5 and that we will refer to the prospectus contained in Amendment No. 5 as the “amended prospectus.”

General

1.            Comment: We note your disclosure on page 54 that you intend to operate your business in a manner that will permit you to maintain an exemption from registration as an investment company under Section 3(c)(5)(C) of the 1940 Act. Please provide us with a detailed analysis as to how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Tom Kluck

September 25, 2009

Response: The Issuer’s primary purpose is to invest, directly or indirectly, in multifamily and residential properties. After the Issuer has invested substantially all of the offering proceeds, the Issuer expects that multifamily and residential properties will comprise 80% of the value of its portfolio. Accordingly, the Issuer intends to conduct its operations so that neither it, nor its operating partnership nor the subsidiaries of its operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if: (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. We believe that the Issuer, its operating partnership and most of the subsidiaries of the operating partnership will satisfy both of the above tests as the Issuer intends to invest primarily in real property, through its wholly or majority-owned subsidiaries, the majority of which are expected to have at least 60% of their assets in real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. As the Issuer is organized as a holding company that conducts its businesses primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries, both the Issuer and its operating partnership intend to conduct their operations so that they comply with the 40% Test. The Issuer intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

Even if the value of investment securities held by the operating partnership subsidiaries were to exceed 40%, we believe that the subsidiaries would be able to qualify for an exemption from registration as an investment company under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act,

Mr. Tom Kluck

September 25, 2009

which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying assets and at least another 25% of its portfolio must be comprised of real estate-related assets under the Investment Company Act (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusions provided by Sections 3(c)(5)(C), the Issuer will classify its investments based on no-action letters issued by the SEC staff and other SEC interpretive guidance as more fully described in the revised disclosure added to Amendment No. 1.

In the event that the Issuer, or its operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that the Issuer would still qualify for an exclusion from registration pursuant to Section 3(c)(6). We believe that the Issuer and its operating partnership may rely on Section 3(c)(6) if 55% of the assets of the operating partnership consist of, and at least 55% of the income of the operating partnership is derived from, qualifying real estate investments owned by wholly owned or majority-owned subsidiaries of the operating partnership.

The Issuer has revised the disclosure relating to compliance with the Investment Company Act at pages 13-14, 27-29 and 56-58 of the amended prospectus.

Prospectus Summary, Page 1

Summary Risk Factors, page 3

2.           Comment: Please expand the summary risk factor regarding distributions from proceeds to disclose that you may also pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to risk factor on page 14.

Response: The Issuer notes to the Commission that the use of borrowings and uninvested offering proceeds for distributions is referred to in the first sentence of the summary risk factor. The Issuer has revised the remainder of the summary risk factor on page 3 and the risk factor on page 14 in response to the Commission’s comment. Please see pages 3 and 15 of the amended prospectus.

Compensation to our Advisor and its Affiliates, page 6

3.           Comment: We note that you provide disclosure of the acquisition fees and origination fees based on a maximum leverage amount of 50%. However, we note your disclosure on page 3 that your maximum leverage is 75%. If you intend to limit your leverage ability to 50%, please revise your disclosure accordingly. If you intend to maintain a maximum leverage amount of 75%, please revise your disclosure of the maximum amount of acquisition fees and origination fees you may reimburse based on a

Mr. Tom Kluck

September 25, 2009

maximum leverage amount of 75%. Please make similar revisions to your disclosure on page 67.

Response: The Issuer expects that its indebtedness will be approximately 50% of the value of its real properties, but its charter limits borrowing to 75% of the cost of its investments. The Issuer has revised the “Compensation to Our Advisor and its Affiliates” table on pages 6-7 and the “Management Compensation” table on pages 67-68 in response to the Commission’s comment. Please see pages 6-7 and 71-72 of the amended prospectus.

Management, page 55

Our Executive Officers and Directors, page 56

4.           Comment: Please disclose when Mr. Tio commenced working for Carlton Group Ltd.

Response: The Issuer has revised the biography of Romano Tio on page 59 in response to the Commission’s comment. Please see page 63 of the amended prospectus.

Executive Officer Compensation, page 62

5.           Comment: We note your disclosure that you may reimburse your advisor for compensation paid to your executive officers. Please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response: The Issuer confirms to the Commission that the REIT will not reimburse its advisor for compensation paid to its executive officers. The Issuer has revised the disclosure on page 62 to clarify and disclose this confirmation in response to the Commission’s comment. Please see page 66 of the amended prospectus.

Prior Performance Summary, page 72

6.           Comment: We note you have revised your disclosure to state that Bluerock has sponsored ten programs. However, you have only provided disclosure regarding seven programs. Please revise your disclosure to provide all of the information required by Item 8 of Guide 5. Additionally, please revise your prior performance tables to account for these additional programs or tell us why you believe this disclosure is not required. Please refer to Appendix II of Guide 5.

Response: Bluerock Real Estate, L.L.C. (the “Sponsor”) has sponsored ten programs but only seven programs have closed as of the date of this letter and can

Mr. Tom Kluck

September 25, 2009

therefore be included in the Prior Performance Tables. The Issuer has revised the disclosure on page 72 in response to the Commission’s comment to reflect this clarification. Please see page 76 of the amended prospectus.

Description of Capital Stock, page 88

Distributions, page 91

7.           Comment: Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor, particularly performance-based fees.

Response: The Issuer has revised the disclosure in “Description of Capital Stock – Distributions” on page 91 in response to the Commission’s comment to address the potential impact on distributions and cash available for investment. Please see pages 95-96 of the amended prospectus.

Financial Statements and Notes

8.           Comment: Please revise to include the audit report dated December 31, 2008 as referenced in the auditor’s consent filed as Exhibit 23.3.

Response: The Issuer has revised the financial statements to include the auditor’s report dated February 19, 2009 in response to the Commission’s comment. Please see page F-1 of the amended prospectus.

Distributions, Page 10

9.           Comment: Your note disclosures are labeled “Unaudited.” Please clarify why this information has not been audited. To the extent this information has been audited, please revise to remove the “Unaudited” labels.

Response: The term “Unaudited” in the Notes to the Consolidated Financial Statements was meant to refer to the unaudited financial statements as of June 30, 2009 and relevant notes thereto. The Issuer has revised the financial statements to include the heading “As of June 30, 2009 (Unaudited) and December 31, 2008” to the Notes to the Consolidated Financial Statements in response to the Commission’s comment. Please see page F-3 of the amended prospectus.

Appendix II

10.          Comment: Please note that the tables should he preceded by a narrative introduction that cross-references the narrative summary in the text, explains the significance of the track record and the tables, explains where additional information can be obtained on request and includes a glossary of terms used in the tables. This

Mr. Tom Kluck

September 25, 2009

introduction also should include a discussion of the factors the sponsor considered in determining which previous programs had “similar investment objectives” to those of the registrant. Please refer to Appendix II of Guide 5.

Response: The Issuer has revised the Prior Performance Tables to include the requested narrative summary in text preceding the Prior Performance Tables in response to the Commission’s comment. The Issuer notes to the Commission that the only defined term used in the Tables is the term “Prior Real Estate Programs,” which is defined in the first paragraph of the requested narrative summary, and therefore a separately-captioned glossary of terms section is not required. Please see pages A-1 and A-2 of the amended prospectus.

Table 1, page A-1

11.         Comment: Please revise to show the “Dollar Amount Raised” as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

Response: The Issuer has revised Table I in response to the Commission’s comment. Please see pages A-3 and A-4 of the amended prospectus.

Exhibits

12.         Comment: Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Response: The Issuer acknowledges the Commission’s comment and the referenced Item 601.

Exhibit 1.1

13.         Comment: The form of Underwriting Agreement filed as Exhibit 1.1 references several exhibits that do not appear to have been provided. Please re-file a full and complete form of Underwriting Agreement, including any exhibits and schedules which are included in such agreement. Please note that if these exhibits or schedules are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page where the exhibit or schedule is to be located stating the exhibit number of the filed document. Please refer to Item 601(b)(1) of Regulation S-K.

Response: The Issuer has added a note in brackets on the Exhibit A cover sheet to cross-reference Exhibit 1.2 of the Registration Statement, which is the Participating Dealer Agreement which is Exhibit A to Exhibit 1.1. The Issuer notes that Exhibit 1.2 is

Mr. Tom Kluck

September 25, 2009

the only exhibit to the Form of Dealer Manager Agreement which is referenced in the Form of Dealer Manager Agreement. There are no other additional exhibits referenced in the Form of Dealer Manager Agreement.

Exhibit 3.1

14.         Comment: We note that you will file the Form of Articles of Amendment and Restatement. Please also file your articles of incorporation as currently in effect in accordance with Item 601(b)(3) of Regulation S-K.

Response: The Issuer’s stockholder has approved the First Articles of Amendment and Restatement (the “First Articles of Amendment and Restatement”) to the Issuer’s Articles of Incorporation on September 24, 2009, and has filed these First Articles of Amendment and Restatement with the State Department of Assessments and Taxation of Maryland on September 24, 2009. The First Articles of Amendment and Restatement are included as Exhibit 3.1 to the amended prospectus.

Exhibit 3.2

15.         Comment: We note that you will file the Form of Amended and Restate Bylaws of the Registrant. Please note that you must file the complete amended bylaws in accordance with Item 601(b)(3) of Regulation S-K prior to effectiveness.

Response: The Issuer’s Board of Directors has approved the Amended and Restated Bylaws (the “Amended and Restated Bylaws”) by written consent in lieu of a meeting on August 26, 2008. The Amended and Restated Bylaws are included as Exhibit 3.2 to the amended prospectus.

Exhibit 5.1

16.         Comment: We refer to your assumptions 2 and 3 in the first full paragraph on page 2 of the legal opinion. These assumptions are inappropriate. Counsel cannot assume that the officers signing the certificates have the legal authority to do so as this is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise these assumptions accordingly.

Response: Counsel to the Issuer has revised the opinion in response to the Commission’s comment. Please see Exhibit 5.1 to the amended prospectus.

17.         Comment: Please have counsel revise the opinion to reflect the number of shares being offered pursuant to the initial public offering and the shares being offered pursuant to your distribution reinvestment plan.

Response: Counsel to the Issuer has revised the opinion in response to the Commission’s comment. Please see Exhibit 5.1 to the amended prospectus.

Mr. Tom Kluck

September 25, 2009

Exhibit 8.1

18.         Comment: On pages 3 through 4 of the opinion, counsel states: “This opinion has been prepared for you, and may be used by you, solely in connection with the filing of the Registration Statement.” Please have counsel remove this statement as it appears to limit the ability of investors to rely upon the opinion.

Response: Counsel to the Issuer has revised the opinion in response to the Commission’s comment. Please see Exhibit 8.1 to the amended prospectus.

We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Best regards,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

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